

June 13, 2024

Baoxin Wen
Chairman
Selead International Holdings Ltd.
Unit D 16/F One Capital Place 18
Luard Road Wan Chai HK

> **Re: Selead International Holdings Ltd.**
> **Registration Statement on Form F-1**
> **Filed May 31, 2024**
> **File No. 333-279856**

Dear Baoxin Wen:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Robert Arzonetti at 202-551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance